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February 12, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE: RiverSource Life Insurance Co. of New York ("Company") on behalf of RiverSource of New York Variable Annuity Account 2 ("Registrant")
      Post-Effective Amendment No. 13 on Form N-4
      File Nos. 333-139764 and 811-07511
      RiverSource(R) Endeavor Select Variable Annuity

Dear Mr. Cowan:

On behalf of RiverSource of New York Variable Annuity Account 2("Registrant"), RiverSource Life Insurance Co. of New York ("Company") is filing electronically Registrant's Post-Effective Amendment No.13("Amendment No.13") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to supplement prospectus for RiverSource Endeavor Select Variable Annuity.

This supplement includes the following change to the existing prospectus:

      - For contracts with Accumulation Protector Benefit rider, effective April 29, 2013, upon elective step up or elective spousal continuation step up, the fee applied to the rider will be 1.75%.

The prospectus for RiverSource Endeavor Select Variable Annuity filed with Registrant's Post-Effective Amendment No. 11 on or about April 26, 2012 and the combined Statement of Additional Information and Financial Statements for RiverSource of New York Variable Annuity Account 2 dated April 30, 2012 filed electronically as Part B to Post-Effective Amendment No. 11 to Registration Statement No.333-139764 on or about April 26, 2012 have been incorporated by reference to this Amendment No. 12.

If you have any questions regarding this filing, please contact me at (612) 678-4177 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel and
Assistant Secretary